

Mail Stop 4628

November 23, 2016

Thomas Peterson
Executive Vice President, Chief Financial Officer
Hostess Brands, Inc.
1 East Armour Boulevard
Kansas City, MO 64111

> **Re: Hostess Brands, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2016**
> **File No. 333-214603**

Dear Mr. Peterson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Parhaum J. Hamidi, Attorney-Adviser, at (202) 551-3421 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources